December 4, 2008

Janet A. Spreen
direct dial: (216) 861-7564
Securities and Exchange Commission	jspreen@bakerlaw.com

Division of Corporation Finance

Mail Stop 3561

100 F. Street, N.E.

Washington, DC 20549

Attention:  Amanda McManus

     Julie Bell

Re:                              Interval Acquisition Corp.

Registration Statement on Form S-4

Filed October 3, 2008

File No. 333-153850

Dear Ms. Bell:

On behalf of Interval Acquisition Corp. (the “Company”), Interval Leisure Group, Inc. and the other Guarantors (as set forth in the Registration Statement on Form S-4, filed October 3, 2008, File No. 333-153850 (the “Registration Statement”)), set forth below is the response to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated October 29, 2008, concerning the Registration Statement.  For your convenience, each of the Staff’s comments is repeated in bold below, followed by the Company’s response.

Along with this letter, the Company and the Guarantors are submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which updates certain information regarding the Company and the Guarantors, including with respect to its financial results for the quarter ended September 30, 2008.

Registration Statement on Form S-4

General

1.                                     We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in

Cincinnati    Cleveland    Columbus    Costa Mesa    Denver    Houston    Los Angeles    New York    Orlando    Washington, DC

reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:  We are including as Attachment A to this correspondence the supplemental letter from the Company and the Guarantors stating that they are registering the exchange offer in reliance on the Commission’s position contained in the three named no-action letters and including representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibit 5.1

2.                                      We note your assumption (ii) in the fourth paragraph of the opinion.  We view this assumption as a legal conclusion that should be opined upon by legal counsel.  Please provide an opinion from legal counsel in all of the applicable jurisdictions to support this assumption.

Response:  We have revised the opinion to remove the assumption in (ii) in the fourth paragraph of the opinion indicating that we are assuming the Indenture, the Restricted Notes, the Restricted Guarantees, the Exchange Notes and the Exchange Guarantees (each as defined in the opinion) have been duly authorized, executed and validly delivered by the Company and the Guarantors.  We have also revised the opinion to cover the applicable laws in the jurisdictions of incorporation of each of the Company and the Guarantors, other than Hawaii, for which we rely on an opinion from local counsel to support the conclusion that the Indenture, the Restricted Notes, the Restricted Guarantees, the Exchange Notes and the Exchange Guarantees (each as defined in the opinion) have been duly authorized, executed and validly delivered by each Guarantor incorporated in Hawaii.  Our revised opinion has been included as Exhibit 5.1 and the local counsel opinion has been included as Exhibit 5.2 to Amendment No. 1.

3.                                      Please delete paragraph seven from the opinion.  An opinion can be relied upon at anytime and should not be limited to the duration of the effectiveness of the registration statement or the date the opinion is issued.  Please also either remove or revise the first sentence of paragraph eight.  Counsel’s opinion must be valid as of the date of effectiveness.

Response:  We have deleted both paragraph seven and the first sentence of paragraph eight from the opinion.  The revised opinion is included as Exhibit 5.1 to Amendment No. 1.

4.                                      We note in paragraph nine of the opinion that the opinion is limited to the state laws of New York and the federal laws of the United States of America.  Please revise so that counsel’s opinion covers the jurisdiction of incorporation for each co-registrant or provide separate opinions of counsel covering each jurisdiction.

2

Response:  We have revised paragraph nine of the opinion to reflect that our opinion also covers the applicable law in the jurisdictions of incorporation for each co-registrant, other than the law of Hawaii, for which a local counsel opinion is provided.  The revised opinion and local counsel opinion are included as Exhibit 5.1 and Exhibit 5.2 to Amendment No. 1.

We look forward to the Staff’s response to the foregoing.  Please do not hesitate to contact me at (216) 861-7564 with any questions or to discuss this correspondence.

Sincerely,

/s/ Janet A. Spreen

Janet A. Spreen

cc:	Michele L. Keusch, Esq.
Interval Leisure Group, Inc.

3

Attachment A

INTERVAL ACQUISITION CORP.

INTERVAL LEISURE GROUP, INC.

6262 Sunset Drive

Miami, Florida 33143

December 4, 2008

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

VIA EDGAR

Re:                               Registration Statement on Form S-4
Relating to $300,000,000 Aggregate Principal Amount of 9.5% Senior Notes due 2016 filed by Interval Acquisition Corp., Interval Leisure Group, Inc. and the Subsidiary Guarantors listed on Schedule A hereto

Ladies and Gentlemen:

Interval Acquisition Corp., together with Interval Leisure Group, Inc., its parent (“ILG”), and the Subsidiary Guarantors listed on Schedule A hereto (collectively, the “Company”), has decided to register its 9.5% Senior Notes due 2016 and the related guarantees thereof by ILG and the Subsidiary Guarantors (collectively, the “Exchange Notes”) under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-4, of which the Prospectus (the “Prospectus”) of the Company is a part.  Once the Registration Statement becomes effective, the Company will offer to exchange the Exchange Notes for certain of the Company’s outstanding unregistered 9.5% Senior Notes due 2016 and the related guarantees thereof by ILG and the Subsidiary Guarantors, of which an aggregate of $300,000,000 principal amount is outstanding (collectively, the “Original Notes”), upon the terms and conditions set forth in the Prospectus (the “Exchange Offer”).

The Company is registering the Exchange Notes in reliance upon the staff’s position set forth in Exxon Capital Holdings Corporation., SEC No-Action Letter (May 13, 1988) (“Exxon Capital”), Morgan Stanley & Co. Incorporated., SEC No-Action Letter (June 5, 1991) (“Morgan Stanley”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (“Shearman & Sterling”).  As required by Morgan Stanley and Shearman & Sterling, the Company represents as follows:

The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.  In this regard, the Company will make each person participating in the

Exchange Offer aware (through the Prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any holder of the Original Note using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offer (1) cannot rely on the staff’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement contained the selling securityholder information required by Item 507 of Regulation S-K.

In addition, neither the Company nor any affiliate of the Company has entered into any arrangement or understanding with any broker-dealer for distribution of the Exchange Notes.  The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in the preceding paragraph in connection with any resale of such Exchange Notes.  The Company also will require in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer that the following representation be made by the exchange offeree: if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer.  The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions concerning this supplemental letter do not hesitate to contact Janet A. Spreen of Baker & Hostetler LLP at (216) 861-7564.

IIC Holdings, Incorporated
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Interval International Holdings, Inc.
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By:	/s/ Jeanette E. Marbert
Name: Jeanette E. Marbert
Title: Executive Vice President

Interval International, Inc.
Interval Resort & Financial, Services, Inc.
Interval Software Services, LLC
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By:	/s/ Jeanette E. Marbert
Name: Jeanette E. Marbert
Title: Chief Operating Officer

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By:	/s/ Gregory B. Sheperd
Name: Gregory B. Sheperd
Title: President

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By:	/s/ John A. Galea
Name: John A. Galea
Title: Chief Financial Officer

RQI Holdings, LLC
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By:	/s/ John A. Galea
Name: John A. Galea
Title: Manager